Filed by Energy Transfer LP

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Enable Midstream Partners, LP

Commission File No.: 001-36413

Date: August 3, 2021

TRANSCRIPT

The following is a transcript of the Energy Transfer LP (“ET”) quarterly earnings conference call held at 3:30 p.m. Central time on August 3, 2021. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ET believes that none of these is material.

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CORPORATE PARTICIPANTS

Thomas E. Long

Co-Chief Executive Officer & Director, Energy Transfer LP

Marshall S. McCrea

Co-Chief Executive Officer & Director, Energy Transfer LP

OTHER PARTICIPANTS

Shneur Z. Gershuni

Analyst, UBS Securities LLC

Jean Ann Salisbury

Analyst, Sanford C. Bernstein & Co. LLC

Keith Stanley

Analyst, Wolfe Research LLC

Pearce Hammond

Analyst, Simmons Energy

Jeremy Tonet

Analyst, JPMorgan Securities LLC

Michael Blum

Analyst, Wells Fargo Securities LLC

Gabriel Moreen

Analyst, Mizuho Securities USA LLC

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to Energy Transfer Second Quarter Earnings Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Tom Long, Chief Financial Officer (sic) [Co-Chief Executive Officer]. Thank you. You may begin.

Thomas E. Long

Co-Chief Executive Officer & Director, Energy Transfer LP

Thank you, operator. Good afternoon, everyone, and welcome to the Energy Transfer’s second quarter 2021 earnings call, and thank you for joining us today. I’m also joined today by Mackie McCrea and other members of our senior management team, who are here to help answer your questions after our prepared remarks. Hopefully, you saw our press release we issued earlier this afternoon, as well as the slides posted to our website.

As a reminder, we will be making forward-looking statements within the meaning of Section 21E of the Security (sic) [Securities] Exchange Act of 1934. These statements are based on our current beliefs, as well as certain assumptions and information currently available to us, and are discussed in more detail in our quarterly report on Form 10-Q for the quarter ended June 30, 2021 which we expect to be filed this Thursday, August 5. I’ll also refer to adjusted EBITDA and distributable cash flow, or DCF, all of which are non-GAAP financial measures. You’ll find a reconciliation of our non-GAAP measures on our website.

I’d like to start today by looking at some of our second quarter highlights. We generated adjusted EBITDA of $2.6 billion and DCF attributable to the partners of ET, as adjusted, of $1.4 billion. Our excess cash flow after distributions was approximately $980 million. On an incurred basis, we had excess DCF of approximately $625 million, after distributions of $414 million, and growth capital of approximately $355 million. The increased results over the second quarter of 2020 were primarily due to higher earnings in the midstream, intrastate, and NGL and refined products segments.

Switching gears to an update on the acquisition of Enable Midstream Partners, which will provide increased scale in the Mid-Continent and Ark-La-Tex regions and improve connectivity for our natural gas and NGL transportation customers, in May, the acquisition was approved by Enable unitholders, and the only remaining condition to closing is obtaining HSR clearance.

The FTC has issued request for additional information and documentary material, commonly known as second request, which extended the HSR waiting period. Energy Transfer and Enable are working diligently to provide the relevant information to the FTC and have engaged in constructive dialogue with them throughout this process. We continue to believe that the FTC will grant unconditional clearance of the transaction, and then we will close the transaction in the second half of 2021.

I’ll now walk you through recent developments on our major growth projects, and we’ll start with our Cushing to Nederland pipeline. In early June, we commenced joint tariff service to provide crude oil transportation from our Cushing Terminal to our Nederland Terminal. This project also provides the capability to deliver Powder River and DJ Basin barrels to our Nederland terminal via an upstream connection with our White Cliffs Pipeline. We are now capable of transporting approximately 65,000 barrels per day of oil from the DJ Basin and Cushing area to Nederland, and we’re seeing a steady growth in volumes. The first phase of this project is fully contracted, with a large majority of those contracts coming from third-party shippers.

In addition to customer demand, we are moving forward with Phase II of this project, which will increase the capacity to 120,000 barrels per day. Phase II is expected to be in service in the first quarter of 2022 and is underpinned by third party commitments. Minimal capital spend is required for this project.

Next, construction of the Ted Collins Link is progressing and we continue to expect it to be in service in the fourth quarter of 2021. Upon initial completion, this project will provide crude oil transportation up to 150,000 barrels per day from West Texas in Nederland to our Houston Terminal, which can be expanded to 300,000 barrels per day.

Now looking to Dakota Access, in May, the DC District Court denied the plaintiff’s motion for an injunction to shut down Dakota Access, and thereafter, dismissed the plaintiff’s lawsuit against the Army Corps. We continue to cooperate with the Army Corps in their preparation of the environmental impact statement. We recently placed the next phase of incremental capacity for the Bakken Pipeline optimization project into service, which is supported by minimum volume commitments from long-term customers. With completion of this phase of the optimization, Dakota Access now has the ability to flow approximately 750,000 barrels per day.

Let’s take a look at Mariner East system. Second quarter 2021 NGL volumes through the Mariner East pipeline system increased approximately 15% over the second quarter of 2020. Our Pennsylvania Access project, which will allow refined products to flow from the Midwest supply regions into Pennsylvania, New York and other markets in the Northeast, is ready for service when markets dictate. We now expect the next significant phase of the Mariner East projects to be in service in the third quarter of 2021 and the final phase of the Mariner East pipeline is expected to be completed in the fourth quarter of 2021. Today, we are seeing demand exceed our current throughput capacity, which will allow us to begin utilizing additional capacity, as our next phase of Mariner East is brought online later this year.

Now, a brief update on our Nederland Terminal, during the second quarter, we completed the remaining expansions of our LPG facilities at Nederland. With the addition of our LPG and ethane expansions completed in late 2020 and early 2021, we are now capable of exporting approximately 700,000 barrels per day of NGLs from our Nederland Terminal. And when combined with our export capabilities from our Marcus Hook Terminal, as well as our Mariner West pipeline, which exports more than 55,000 barrels per day of ethane to Canada, our total NGL export capacity is now over 1.1 million barrels per day, which is among the largest in the world. In fact, in May and June, we exported more NGLs than any other company or country in the world, with our daily throughput averaging over 850,000 barrels per day in June. We see an increasing need for products in markets beyond North America, and we are striving to meet this need with our growing export business.

At our expanded Nederland Terminal, volumes have continued to increase throughout the first half of this year, and we expect them to continue to increase throughout the remainder of 2021. And export volumes under our Orbit ethane export joint venture have seen strong growth. Through June, we loaded more than 9 million barrels of ethane out of this facility since placing it into service.

Our Permian Bridge project, which will connect our gathering and processing assets in the Delaware Basin with our GMP assets in the Midland Basin, is expected to be completed in the fourth quarter of 2021. This project will allow us to move approximately 115,000 Mcf per day of rich gas out of the Midland Basin and operate existing capacity more efficiently, while also providing access to additional takeaway options. This project is a good example of how we can preserve capital spend, as we strategically look for ways to optimize, repurpose and expand our assets to provide us with competitive advantages.

Lastly, in July, we announced the signing of a memorandum of understanding with the Republic of Panama to study the feasibility of jointly developing a proposed Trans-Panama Gateway Pipeline. The project would include terminals on the Pacific and Atlantic side of Panama to be connected by a pipeline for the receipt, transportation, and export of LPGs to international markets. This project would provide relief for the increasing traffic of VLGCs through the Panama Canal and provide high volume Pacific loading optionality for customers in Asia.

Now, for an update on our alternative energy activities, since we announced the creation of an alternative energy group in February, we have continued to focus on renewable energy projects. In this regard, we have finalized a second long-term power purchase agreement for 120 megawatts of solar power that we expect to sign after receipt of regulatory approval. We’re also continuing to explore several opportunities for solar and wind projects on our existing acreage in the Northeast and recently signed an agreement with a large utility company to jointly pursue solar and wind development on an energy transfer track in Kentucky.

On the carbon capture front, our Marcus Hook project continues to look promising based on preliminary cost estimates and design feasibility studies. This project would involve capturing CO2 from the flue gas and delivering it to customers who would produce food-grade CO2. We’re also pursuing two carbon projects near our systems, one involving the capture of CO2 from processing plants for use and enhanced oil recovery and the second for a carbon utilization project.

We’re also reviewing potential equity investment in a variety of projects including biogas and biodiesel projects that would qualify for low carbon fuel standard credits as long as they satisfy our economic return criteria. Our engineering and operations teams are constantly working to explore ways to reduce emissions across our facilities. And as we’ve discussed previously, our dual drive compressors continue to win environmental awards for reducing CO2 emissions by utilizing their ability to run off electric power as well as natural gas. An important distinction for our dual drive compressors versus all electric compressors is that dual drive helps grid reliability as the electric demand can be volatile, especially in some remote areas of operation.

In addition, we have significantly ramped up our exports of butane, propane, and ethane for power generation. They’re in many cases displaces diesel, wood and animal-waste naphtha and other fuels which provide for a significant reduction of CO2 emissions.

Finally, we expect to publish ESG data on the Energy Infrastructure Council and GPA Midstream ESG template in the near future. And we’re also continued to address various inaccuracies in third-party ESG reports due to a lack of effort by certain third parties to discover and report accurate information.

Now, let’s take a closer look at our second quarter results. Consolidated adjusted EBITDA was $2.6 billion compared to $2.4 billion for the second quarter of 2020. DCF attributable to the partners, as adjusted, was $1.4 billion for the second quarter compared to $1.3 billion for the second quarter of 2020. The increased results were primarily driven by improved earnings in the midstream, intrastate, and NGL and refined products segments. On July 22, we announced a quarterly cash distribution of $0.1525 for common unit or $0.61 on an annualized basis. This distribution will be paid on August 19 to unitholders of record as of the close of business on August 6.

Turning to our results by segment, we’ll start with the NGL and refined products segment. Our adjusted EBITDA was $736 million compared to $674 million the same period last year. This was primarily due to higher export volumes feeding our Nederland Terminal increased throughput on our Mariner East pipeline and at our Marcus Hook Terminal, as well as increased storage and fractionation and refinery services margin.

NGL transportation volumes on our wholly owned and joint venture pipelines increased to 1.7 million barrels per day compared to 1.4 million barrels per day for the same period last year. This increase was primarily due to increased export volumes feeding into our Nederland Terminal from the initiation of service on our propane and ethane export projects as well as increased volumes on our Mariner East pipeline system.

On our fractionators, average fractionated volumes was 833,000 barrels per day compared to 836,000 per day for the second quarter of 2020. Since the end of the second quarter, transportation and fractionation volumes have continued to increase.

For our crude oil segment, adjusted EBITDA was $484 million compared to $519 million for the same period last year. This was primarily due to lower average tariff rates on our Texas crude oil pipeline system, as well as decrease in our crude oil acquisition and marketing business. We did see higher volumes on our Bakken and Bayou Bridge pipelines which have improved from the lows of last year. We have now seen the majority of the major contract roll-offs on our Permian Express system and we’ll look to capture better margins going forward as the market improves.

For midstream, adjusted EBITDA was $477 million compared to $367 million for the second quarter of 2020. This was largely the result of favorable NGL and natural gas prices, as well as volume growth across most of our regions and the ramp-up of recently completed assets in the Northeast.

Gathered gas volumes were 13.1 million MMBtus per day compared to 13 million MMBtus per day for the same period last year due to higher volumes in the Permian, Ark-La-Tex, South Texas and North Texas regions as they continue to improve from low same last year. Permian Basin volumes have remained strong and Midland Inlet volumes continue to be at or near record highs.

In our interstate segment, adjusted EBITDA was $331 million compared to $403 million for the second quarter of 2020 primarily due to contract expirations on Tiger and FEP as well as a shipper bankruptcy on Tiger, partially offset by an increase in transported volumes on Rover.

And for our intrastate segment, adjusted EBITDA was $224 million compared to $187 million in the second quarter of last year. This was primarily due to demand volume ramp-ups in the Permian and an increase in retained fuel revenues, as well as a $39-million increase from revenues related to Winter Storm Uri.

There is no doubt that Uri created much more demand for our pipeline and storage network and we are seeing this reflected in incoming calls and discussions with existing and new customers who are looking to lock in firm transport and/or storage agreements.

Now, turning to our 2021 adjusted EBITDA guidance. We continue to expect a full year adjusted EBITDA to be between $12.9 billion to $13.3 billion excluding any contribution from the announced Enable acquisition. And moving to a growth capital update for the six months ended June 30, 2021, Energy Transfer spent $715 million on organic growth projects primarily in the NGL and refined products segment excluding SUN and USA compression CapEx. The full year 2021, we continue to expect growth capital expenditures to be approximately $1.6 billion primarily in the NGL and refined products, midstream, and crude oil segments.

We continue to focus on aligning capital outlay with customer needs and remain disciplined in regard to all spending. Any new projects are primarily expected to be focused on improving optionality around our existing assets. And for 2022 and 2023, we continue to expect spend of approximately $500 million to $700 million per year.

Now, looking briefly at our liquidity position. As of June 30, 2021, total available liquidity under revolving credit facility was approximately $5 billion and our leverage ratio was 3.14 for our credit facility. During the second quarter, we utilized cash from operations and proceeds from a $900 million Series H preferred unit offering to reduce our outstanding debt by approximately $1.5 billion. And year-to-date, we have reduced our long-term debt by $5.2 billion. And in May of this year, S&P and Moody’s affirmed our credit ratings of BBB minus and Baa3 respectively and both revised our outlook to stable from negative. In addition in April, we removed a layer of organizational complexity with the roll-off of Energy Transfer Operating Company into Energy Transfer.

During the second quarter, we continued to see improved fundamentals and the completion of our NGL expansions at Nederland has positioned us as one of the leading exporters of NGLs in the world. We expect our LPG and ethane export projects at our Nederland Terminal to further ramp-up throughout the rest of this year.

Capital discipline and deleveraging continue to be among our top priorities and we continue to paydown debt in the second quarter. We remain committed to maintaining and improving our investment grade rating. And we will look to return additional capital to unitholders in the form of unit buybacks and/or distribution increases with the mix dependent upon our analysis of market conditions at the time.

We also continue to explore development of alternative energy projects and opportunities to reduce our environmental footprint. Some of which are looking very promising and we hope to be announcing additional projects shortly.

Operator, please open the line up for our first question.

QUESTION AND ANSWER SECTION

Operator: Thank you. Ladies and gentlemen, at this time, we will be conducting a question-and-answer session. [Operator Instructions] Our first question comes from the line of Shneur Gershuni with UBS. Please proceed with your question.

Shneur Z. Gershuni
Analyst, UBS Securities LLC

Hi. Good afternoon, everyone. Maybe to start off just given all that comments you made about capital allocation and so forth. When I sort of think about your guidance for this year, all the debt that you paid off during the most recent quarter, the recent preferred offering as well too, it sort of suggests that you’d be below your 4.5 target for leverage in the third or fourth quarter of this year. What are your priorities in terms of returning capital to unitholders? Just sort of looking at current trading levels, does buybacks become the priority or is there some other things that you’re considering?

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

Good afternoon, Shneur. Definitely appreciate the question here. As you know, we’ve got the four different options that we look at. We’re very excited that we’ve been able to pay off as much as we have this year with the $5.2 billion. We’re still not providing guidance as to exactly timing from that standpoint. But I will say that debt has clearly been our focus at this point. But I will say the distribution and/or unit buybacks as well as the CapEx, we’re going to continue to look at it from an economic standpoint as to what makes sense.

But it’s great to be in this position and have this question right now. So, keep in mind that not putting it in any one order but we clearly had the debt as the top and we’ve made great progress on that. So, you can appreciate the distribution and unit buyback as we worked diligently to stay very disciplined on the CapEx front.

Shneur Z. Gershuni
Analyst, UBS Securities LLC

That makes sense, and maybe that’s a good transition to my follow-up question. You’ve sort of maintained the growth capital outlook for both 2022 and 2023 in $500 million to $700 million per year. I recognize that a lot of that is kind of in the FID bucket already. Kind of interested in the sort of the discussion you had in your prepared remarks, you talked about a bunch of different carbon capture projects that you were looking at, some of sequestrations, some of in oil recovery, and so forth. Are those projects also included in kind of that outlook that you have for the next two years in CapEx? If not, do you have a sense around the price tag on that? And so – and how we could think it could potentially move as you move to FID on those types of projects?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yes, Shneur. This is Mackie. As we have expressed, Tom Mason and his team are leading, we’re looking at a lot of stuff around ESG. And as we have said, anything that makes sense – economic sense on rate of return, we’re going to pursue it. Right now, there is really nothing on the horizon that has any kind of significant material capital cost to it that we’re looking at any [ph] mysterious (23:35) way.

For example, we’ve made the announcements on the solar front. We’re not investing anything. We’re just a buyer of inexpensive electricity. Some of these other carbon capture projects that we’re looking at aren’t going to require a lot of capital and/or the partner that we’re teaming up with will provide more of the capital.

So, right now, we don’t have really anything in there materially and we even have a little bit of a cushion to help grow our midstream business as these rigs begin and have started moving in and as part of gathering opportunities and things like that. So, no, we don’t have much in there at all from a cost standpoint for ESG project.

Shneur Z. Gershuni
Analyst, UBS Securities LLC

Okay. Really appreciate it. I’ll respect the two questions, but I have a ton more, so I’ll jump back in the queue. Thank you and have a great afternoon.

Operator: Our next question comes from the line of Jean Ann Salisbury with Bernstein. Please proceed with your question.

Jean Ann Salisbury
Analyst, Sanford C. Bernstein & Co. LLC

Hi. With the DAPL expansion being up, are you seeing or expecting more flows? Or since there’s excess pipeline out of the Bakken, should we think of it more like new MBCs will start so you’ll get paid, but we may not see the flows right away?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

It’s Mackie again. Yes, we have seen for August this significant increase in nominations and we’re seeing the flows begin. And also, yes, your question around MBC, the MBC is on the optimization commitment did kick in August 1.

Jean Ann Salisbury
Analyst, Sanford C. Bernstein & Co. LLC

Perfect. Thanks. And then as you noted the interstate segment was down sequentially due to contract expirations on Tiger and Fayetteville pretty materially. Is that kind of the end of the original contract? I think maybe there’s a little – there’s one more in Fayetteville Express next year. But for this year, is there any more expiration coming in the back half or is this kind of the new base?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

We’re seeing the bottoms. As you mentioned, there’s one small – one FEP next year – at the end of this year, but now we’re kind of – 10 years passed by pretty quickly and we are. But we’re seeing so much growth around some of these pipelines in North Louisiana and excited about being able to move a lot of that gas out really both ways. But also out in back into Texas into our [ph] intrastate (25:55) system. So we believe we’ve seen the bottom of the barrel there. We’ll see more growth.

Quick example around interstates, we recently have sold out the vast majority of our capacity from West Texas to California through our TW system for the next two years at max tariff rate. Not sure [ph] why (26:13) we got a company come in that believes the value for gas in California must be going the way up. So, we’re seeing some positives and we said that a while around Transwestern well where – when contracts roll off, we actually add new contracts at higher fees. So, there are some pluses also the interstates are more seasonal. This is not a – the second quarter is not a half throughput necessarily for our interstate system. But we do pretty much see upside from here.

Jean Ann Salisbury
Analyst, Sanford C. Bernstein & Co. LLC

Great. Thanks so much.

Operator: Our next question comes from the line of Keith Stanley with Wolfe Research. Please proceed with your question.

Keith Stanley
Analyst, Wolfe Research LLC

Hi. Good afternoon. Maybe I could follow up on Enable’s – just on feedback and questions you’ve gotten from the FTCs, anything been surprising to date or is the process been as expected? And just want to confirm next steps in the process. It sounds like you still have to respond to their second request. Is that right?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah. This is Mackie again. That’s correct. We are responding to their second request. We’re a little surprised. We thought that after extending it 30 more days from the initial 30 days that we would resolve all their questions and issues. But we remain confident that we will be closing in the not too distant future. And we’ve been and we’ll continue to be very cooperative with FTC and feel we’ll be able to get to finish line sooner than later.

Keith Stanley
Analyst, Wolfe Research LLC

Great. Separate question, just on the crude segment. So, crude EBITDA was down year-over-year and that’s from second quarter of 2020.You mentioned that you’re hoping things are kind of close – or I guess, should we think of this as close to a bottom for that segment? I think there was a reference to the majority as the contracts now rolling off. So, should we think of EBITDA in crude is bottoming and is there anything that can kind of turn that segment around?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah, this is Mackie again. Well, actually, the segment has been turned around. We gave an example on majority of our pipelines. We were about 2.5 million barrels a day pre-pandemic and we’re back up to about 50,000 barrels less than that. So, our volumes have recovered to almost 95% to 98% from where they were. These are the volumes across Texas and now the Bakken.

So, a lot of really good things happened in the crude as far as volumes. We can’t really control the spreads. The spreads were part of the quarter, widened out a little bit. They’ve narrowed; they kind of go back and forth. It’s clearly a fact. There’s too much crude capacity across Texas. So we continue to look at repurposing things and also providing more value than just point A to point B through our systems. But our crude team has done a fantastic job. You start in January till now, we’ve added about 500,000 barrels a day to 600,000 barrels a day of crude [indiscernible] (29:15) we didn’t have the beginning of this year, albeit at much tighter spreads and margins than what we saw a year, year and a half ago. But we can only control what we can gather and transport for customers and the spread will be what they’ll be.

So – and I guess final – or to complete the question, yeah, we thought we’re kind at the bottom. We think that we’re going to continue to keep our volumes where they are or grow. We, of course, have kicked in the MBCs for optimization project, that’s new revenues that are coming in. So, similar to interstate, which – the two most struggling segments you’ll hit on, all the others, please ask about, we’re pretty excited about those now and the future. But anyway we – similar to interstate, we feel like we’ll be at the bottom and everything’s kind of up from here.

Keith Stanley
Analyst, Wolfe Research LLC

Thank you very much.

Operator: Our next question comes from the line of Pearce Hammond with Simmons Energy. Please proceed with your question.

Pearce Hammond
Analyst, Simmons Energy

Yeah. Good afternoon and thanks for taking my questions. My first is two years ago you announced the office in Beijing and not just to build business in China, but also throughout Asia, and you highlighted earlier the success you’re having with the Orbit JV. So, I’m just curious, what’s your line of sight to other opportunities in Asia for Energy Transfer? And how do you see that market evolving over the next two years?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

It’s Mackie again. We are extremely excited. The pandemic really put a kind of a pause on not only LPG and ethane but also crude. It kind of slowed everything down and everything, as everybody knows the economy around the world especially in the US. But China is coming back. We have pages of companies that we’re talking to, different sizes for both ethane and LPG, expansion projects. We very much expect over the next year, if not sooner, within six months to get to FID or another expansion whether it’s at Marcus Hook or at the Nederland, we’ve always kind of been proud of the fact that we’re the only company in the country that can export both from the Gulf Coast and from Nederland infrastructure – I mean Gulf Coast and from Marcus Hook. And we’re able to structure and negotiate these deals with a lot of these Chinese companies and give them that option, but also give us the option, which makes our assets more reliable and gives both of those terminals significant benefit.

So, that’s a long winded answer to yes, it’s picked up in a big way. We’re in conversations with numerous companies in China as well as many others around the world, and we couldn’t be more excited about what we’ve done from the export buildout capacity for ethane and LPG and crude oil, for that matter, and where the future is going to be the around the world. We’re exceptionally well-situated to meet the market demands in future.

Pearce Hammond
Analyst, Simmons Energy

Well. Thank you, Mackie for that. And then my follow-up pertains to the Panama announcement. I know it’s super early, but just curious from a high level what do you see Energy Transfer bring in to Panama? What would be the advantages to energy transfer just for high level thoughts on what could be in the country?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah. We’re really excited about that. What a great group of people. Everybody we’ve met with their in the government has been just a pleasure to work with. And we’re real excited about where all that’s gone. What do we bring to the table? If you look back over just the last, not that many years, we’ve gone from kind of nothing, to now, as you heard on Tom’s remarks, the export of NGLs in the world. So that kind of says something, just to make a statement about the two terminals that we have. And what this terminal provides is the Country of Panama to benefit from moving barrels that are much in need throughout the world to the Pacific side of their country and become a major hub for the Asian markets, as well as for the South American market. So, we bring the expertise. We bring – we will be able to bring the barrels. We’re going be able to operate really, in effect, four terminals, a hub on the Atlantic side, Pacific side, and the two that we have today. So, we’re very excited. As you mentioned, in the very early part of this, we look forward to where this is going and hopefully getting there by the not too distant future.

Pearce Hammond
Analyst, Simmons Energy

Thank you, Mackie.

Operator: Our next question comes from the line of Jeremy Tonet with JPMorgan. Please proceed with your question.

Jeremy Tonet
Analyst, JPMorgan Securities LLC

Hi. Good afternoon. Just wanted to start off with the EBITDA guidance, if I could, here because it seems like you’ve already completed a good portion of it, over half, year-to-date. And so, I was just wondering if there’s something that you’re expecting to show up in the back half of the year that would be a headwind relative to the beginning of the year or anything else to think of here. Is it really just kind of conservatism with not raising the guide at this point? Just trying to understand drivers within the range a bit better.

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

Listen, I’ll start off with it. Good afternoon, Jeremy. We think our guidance is really down the middle of the fairway, the $12.9 billion to $13.3 million. And you’re right, we’ve had a great start to the year with the first six months. But when you really look at it and you kind of look at the forward curves that we’ve used for the pricing, which we stayed right in line with that for all the various commodities, and you’ve heard Mackie talk a lot about the volumes, et cetera, that’s the reason why we kept the range a little bit wider. But once again, we feel very good about this. We don’t really feel like there’s any headwinds on this. We’re very excited about the next – the last half of the year, the next two quarters.

And I don’t know, I’m looking at Mackie to see if he’d like to add anything more to the answer here, but we do feel very good. We do not see headwinds.

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah. I guess what I’ll add is not kind of a joke to me to go about – or no questions yet around midstream or intrastate or NGLs, but we’re so excited about what we’re seeing. We said it last time. The rigs are moving in.

They’re moving in in a big way. We’ve seen our volumes in our midstream just in the first quarter of this year and the second quarter of this year go up by 8%. And if you look at just the Permian alone, it’s up 15%. So, we’re extremely well-situated to where these rigs are. As everybody knows, you bring the gas to the plants and connect to these plants our residue intra and interstate systems and our NGL system.

So if you look at what kind of feeding into NGL system, both our Lone Star pipelines and our Mont Belvieu fracs, we’re now fracking about a little over 900,000 barrels a day. If you look back a year ago, when we first brought on Frac VII, I think we did about 920 or 930 barrels was our high. But that’s a little misleading because when we brought on fracs with a bunch of NGLs and [indiscernible] (36:46) storage, so we’re kind of feeding from the field, from the plant, plus out of storage, it’s different today. We’re filling our fracs today from the field, from the tailgate of all these plants. In fact, we’re actually injecting some [ph] high grade (37:00) into storage.

So, we – the NGL segment is just unbelievably exciting. We can’t say enough about our team and all the effort that we put together the end of 2022, beginning of 2021 around getting the Orbit project completed online and finalizing all this LPG growth, and boy, are we incredibly well-situated to benefit from that, all the way from the wellhead through the fracs and then onto the export market. So pretty excited about that, and that kind of helped feed into our EBITDA over the last half of the year.

Jeremy Tonet
Analyst, JPMorgan Securities LLC

Got it. That’s really helpful there. And then, pivoting over here, it seems like a number of studies out there have talked about given the density of CO2 emissions off the Gulf Coast, there’s really good opportunity for kind of a CO2 hub concept along Texas Gulf Coast, particularly as it relates to Houston there, between pet chem and heavy industry emissions. And just wondering over time, especially if these DC initiatives pass, it would support CCUS economics. What role do you see for ET here over time? And do you believe that CO2 storage sequestration is more of an offshore or onshore solution over time, just given the pros and cons of each side here?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

This is Mackie again. Well, first thing I’ll say is that if you look kind of along the Gulf Coast, there’s nobody that has more pipelines of all different sorts than us. So as we look to repurpose pipelines, if there’s [ph] operatives to (38:32) repurpose and to move CO2 or blue gas from some of these industrials along the coast, there’s nobody probably better situated than us. But we’re not really out chasing a, say, a CO2 sequestration project in the Gulf or out in Timbuktu. What we’re doing is looking at projects that are related to our assets and do what we can to work with third parties to figure out a way to either capture that or to process it or wherever the case may be. So as I mentioned earlier, Tom Mason has put a great team together. We’re evaluating numerous opportunities. And we’ll certainly move forward on those that make good economic sense.

Jeremy Tonet
Analyst, JPMorgan Securities LLC

Got it. That’s helpful. I’ll leave it there. Thanks.

Operator: Our next question comes from the line of Michael Blum with Wells Fargo. Please proceed with your question.

Michael Blum
Analyst, Wells Fargo Securities LLC

Thanks. Good afternoon. I wanted to ask on Mariner East 2, 2X. Now that you’re just about less than two quarters away from finally getting this project fully done, I’m wondering if you can give us some clarity in terms of how much the project ultimately cost, what the economics could look like, and would you expect to sign additional shippers up once the pipeline is fully up and running.

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Michael, I’ll start, and if Tom wants to add anything. [ph] Cost a lot (39:52), I’ll start with that, around the – up the volumes, today, we can move about 220,000, 225,000 barrels. The next phase, which will be completed, we feel really good about sometime in September, it will put us north of 260,000, and by the end of the year, we’ll be north of 280,000, possibly approaching 300,000 barrels a day. So, really excited about getting that whole franchise to the end zone.

There are – you’ve got to kind of have the outlet and then the volumes come. The volumes were there. There’s enormous reserves of NGLs in the Marcellus and Utica. There’s nobody positioned to be able to get that out besides us. Every other outlet is kind of full. And so, we do have the opportunity to expand. We’ll be able to move about, as I said, about 280,000 to 300,000, but we can expand to 450,000 barrels by adding pumps. We also have enormous capability to increase our chilling and storage on the acreage we own there at Marcus Hook and also have enormous capability to expanding our dock capacity. So, we’re extremely well-situated to handle and to be the pipeline and provider of choice for all the barrels out of that basin, and we’re pretty excited that we’re almost there.

Michael Blum
Analyst, Wells Fargo Securities LLC

Got it. Thank you. My other question was just on the Permian. Clearly, there’s a lot of excess crude pipeline out of the Permian right now, and it seems like there will be need for natural gas – another natural gas pipeline or an expansion at some point in the next couple of years. Just wondering if that’s something a potential conversion of a crude line to natural gas is something that you would all look at or do you feel like your crude lines are basically full and it’s not the best use. Thanks.

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Michael, I think the best way we’ll answer that is there’s nothing uptake. So, we will continue to look at all of our pipeline assets to see if some other product would be more profitable and more efficient for our partnership. So right now, our team has done, as I mentioned earlier, a fabulous job of kind of recovering our volumes in a short period of time this year. We have a group, kind of a new group that’s working diligently to continue the momentum. So, we’ll see how things go. No doubt. The crude pipeline, the industry is so good at this, at overbuilding, and us – and all of us have overbuilt, but we feel pretty good of where we’re at. We wish spreads were a little bit wider, but we will continue to analyze and look at every opportunity.

As far as gas, we’ve got the ability to move quite a bit of gas from West Texas. We have some of these contracts falling off in four or five years from now, some fairly significant volumes. So, we welcome everybody that is looking to expand – are looking to secure space in 2024 or 2025 and want a new pipeline. We certainly can accommodate a new pipeline, but also can accommodate with capacity that we’ll have available as well today. So anyway, we’ll continue to look at everything. Whatever makes the most sense, we’ll convert it or keep it in that service.

Michael Blum
Analyst, Wells Fargo Securities LLC

Thank, Mackie.

Operator: Our next question comes from the line of Gabe Moreen with Mizuho. Please proceed with your question.

Gabriel Moreen
Analyst, Mizuho Securities USA LLC

Hey. Good afternoon, everyone. Someone beat me to the Panama question, so I won’t ask that one again. But maybe I can ask about the Enable FTC saga here, and I think you’re surprised at getting so many requests. Just thinking from a bigger picture, if you think the FTC may be raising the bar here a little bit on consolidation, I don’t know whether it’s an energy drill or just in general, do you think that changes your approach at all to future M&A or consolidation within the sector, which I think, as you mentioned in previous questions, too much capacity out there, which I think we’d all agree is needed?

Marshall S. McCrea
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah. I can start and one of the – Tom can follow-up, I guess. But I don’t know how to characterize it. I guess I’d say we did a lot of looking at this as we were announcing it and we just don’t see any issues. There’s so much competition out there. Everywhere we look, they will have pipelines. We really don’t see any issues. So, we were a little frustrated and disappointed with the second request. However, we do feel like we’re working very well with the FTC. We’re doing what they’ve asked. They’re working with us around the timing. And so, right now, I’d say we’re pretty confident, as we said earlier, that we’re going to provide them with everything that they’ve asked for and that we’ll be able to close in the not too distant future.

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

Hey. I’ll chime in here. This is Tom. We still feel very strong that consolidation is the right path to go in the midstream space. Therefore, we won’t let our foot off the gas pedal here. We think there’s a lot of good drivers to bringing assets together, a lot of optimization that can be done. So yeah, no plans to really let off on our efforts toward consolidation.

Gabriel Moreen
Analyst, Mizuho Securities USA LLC

Got it. Thanks, Mackie. Thanks, Tom. And maybe a kind of a follow-up to that, you didn’t mention M&A related to that as sort of a capital allocation option, although I assume it still would be an option. I think there were some media reports about potentially being interested in going downstream and looking at petrochemicals. So, I’m just wondering if you can maybe comment on those – on that. And then, maybe also related to another deal where the FTC has interfered, there’s some interstate gas pipelines out there. I was wondering if those types of assets might be of interest even if they don’t appear to offer any synergies to your existing asset base.

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

All right. Why don’t I start off with the first part of your question, then I’ll [audio gap] (45:57) to Mackie for the second part. We are very much interested in moving downstream. We think that’s a natural fit for all the things that we’ve talked about today, all the things that you’ve seen that we’ve been doing. We think it’s the perfect situation to or a natural situation, if you will, natural path for us to go down to look at – look downstream. So yes, we are continuing to have dialogue and it is something that we remain very interested in.

Gabriel Moreen
Analyst, Mizuho Securities USA LLC

Okay. Thanks, guys.

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

Yeah. Thank you, Gabe.

Operator: That concludes our question-and-answer session. I’d like to hand it back to Tom Long for closing remarks.

Thomas E. Long
Co-Chief Executive Officer & Director, Energy Transfer LP

As always, we appreciate all of you joining us today. Thank you for your support. And we look forward to talking to you in the near future.

Operator: Ladies and gentlemen, this does conclude today’s teleconference. Thank you for your participation. You may disconnect your lines at this time and have a wonderful day.

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This communication includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer (“ET”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction between ET and Enable Midstream Partners, LP (“Enable”) may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of ET to successfully integrate Enable’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ET and Enable with the SEC, which are available to the public. ET and Enable undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction between ET and Enable, ET filed a registration statement on Form S-4 with the SEC. SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY. These documents and any other documents filed by ET and Enable with the SEC, may be obtained free of charge at the SEC’s website, at https://www.sec.gov/. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ET at the number and address set forth below:

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This communication relates to a proposed merger (the “Merger”) between Enable and ET. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Enable, ET, and the directors and executive officers of their respective general partners, CNP (and their affiliates), OGE (and their affiliates) may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2020 Annual Report on Form 10-K filed with the SEC on February 24, 2021, and certain of its Quarterly Reports on Form 10-Q Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in ET’s 2020 Annual Report on Form 10-K filed with the SEC on February 19, 2021 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.